

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Phillip C. Widman
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

      Re: Terex Corporation
             Form 10-K for the Year Ended December 31, 2009
             Filed February 24, 2010
             Form 10-Q for the Quarter Ended March 31, 2010
             File No. 001-10702

Dear Mr. Widman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>Forward-Looking Information, page 3</u>

1.   Given that you cannot rely on the safe harbor provisions regarding forward-looking statements provided under the Securities Act and the Securities Exchange Act for a period of three years pursuant to your settlement agreement with the SEC, please revise your applicable future filings to eliminate your reference in this section to the statutory safe harbors sections adopted as a part of each such Act. This comment would also apply

to your quarterly and other periodic reports and statements made at the beginning of your earnings calls.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

-Results of Operations, page 37

2.	We note here and throughout the filing that you present non-GAAP measures including but not limited to the decline in your sales, gross profit, and selling, general and administrative costs excluding the translation effect of your foreign currency exchange rate changes. We note similar disclosures within your March 31, 2010 Form 10-Q. Please revise your future filings to label these as non-GAAP measures and to include the disclosures required by Item 10(e)(1)(i)(c)-(d) of Regulation S-K.

-Critical Accounting Policies, page 45

-Inventories, page 46

3.	We note from page F-54 that you recorded $62 million of inventory write-downs during fiscal 2009. We further note your disclosure on page 38 and throughout the filing that the demand for your products decreased due to the uncertainty about the global economy that caused your customers to defer purchasing your equipment. Please explain to us in more detail how you determined the amount of inventory to write-off, including the significant estimates and assumptions.

Item 10. Directors, Executive Officers and Corporate Governance, page 64

4.	We note the disclosure regarding the qualifications of your directors to serve on your board on pages 4 through 7 of the section "Proposal 1: Election of Directors" of your proxy statement which has been incorporated by reference into your Form 10-K. It appears that you included only general disclosure in response to Item 401(e) of Regulation S-K. In future filings, please be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that each director should serve on your board.

Item 11. Executive Compensation, page 64

5.	We note your disclosure on page 13 of the definitive proxy statement incorporated by reference into your Form 10-K in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 64

6.   We note your disclosure on page 54 of the definitive proxy statement incorporated by
        reference into your Form 10-K that Mrs. Ellis received an equity grant and compensation
        in 2009 in excess of $120,000. In future filings, please disclose the dollar value of the
        amounts involved in such transactions.

Form 10-Q for the Quarter Ended March 31, 2010

Note D. Discontinued Operations, page 11

7.   We note that you sold your mining business to Bucyrus and that you received $1.3 billion
        of consideration, which was comprised of $1 billion in cash and 5.8 million shares of
        Bucyrus common stock. Considering your equity interest in Bucyrus, please explain to
        us how you met the criteria outlined in Topic 205-20-45-1(b) of the FASB Accounting
        Standards Codification to present the mining business as a discontinued operation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Lynn Dicker, Reviewing Accountant, at (202) 551-3616, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief